FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2012

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 26 April, 2012

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     Notice to Euronext, Amsterdam dated 26 April, 2012
                                        1st Quarter Results

Exhibit 99

UNILEVER TRADING STATEMENT FIRST QUARTER 2012

FIRST QUARTER: GOOD START TO THE YEAR

First quarter highlights

• Turnover increased by 11.9% to €12.1 billion

• Underlying sales growth 8.4% with emerging markets up 11.9% and developed markets up 4.2%; all categories contributing to growth

• Underlying volume growth 3.5%, pricing up 4.7%

• Acquisitions net of disposals contributed 2.7% to turnover;Alberto Culver brands performing well and Concern Kalina integration on track

• Quarterly dividend up 8% to €0.243

Paul Polman: Chief Executive Officer statement

"We have made a good start to the year which underlines the progress that we have made in transforming Unilever into a sustainable growth company. We have grown ahead of our markets with all Categories delivering positive volume growth. Emerging markets, now 56% of the business, have again delivered strong growth and whilst the good performance in developed markets was against a weak prior year comparator, our performance is pleasing given struggling economies, continued fragile consumer confidence and competitor activity.

The Unilever Sustainable Living Plan is at the heart of our strategy. Increasingly, sustainable growth will be the only acceptable way of doing business. Our future success depends upon being able to decouple growth from our environmental footprint while at the same time increasing our positive social impacts. We are now seeing increasing evidence that this can drive business growth. For example, Lifebuoy is growing consistently as we roll out our hand washing programmes, enter new markets and launch new products such as Lifebuoy Clini-Care10, which delivers breakthrough technology for germ protection and superior skin care.

The external macro-economic environment remains difficult and higher input cost headwinds persist. We continue to implement our strategy with discipline and to manage our brands for the long term health of the business. Our long term priorities remain unchanged - profitable volume growth ahead of our markets, steady and sustainable core operating margin improvement and strong cash flow. For 2012, we remain on track to deliver a modest improvement in full year core operating margin, weighted towards the second half of the year."

26 April 2012

OPERATIONAL REVIEW: CATEGORIES

	First Quarter 2012
	Turnover	USG	UVG	UPG
(unaudited)	€m	%	%	%
Unilever Total	12,144	8.4	3.5	4.7
Personal Care	4,260	10.4	6.1	4.0
Foods	3,568	5.9	0.4	5.5
Home Care	2,198	10.0	4.7	5.1
Refreshment	2,118	7.4	2.9	4.3

The first quarter results reflect solid performance in challenging market conditions. Despite sluggish economies, weak consumer confidence in many markets and sustained levels of competitive intensity, all of our Categories grew strongly with a positive contribution from volume.

Growth in emerging markets was 11.9% whilst developed markets grew 4.2%. We had the benefit of the extra leap year day and an easy prior year comparator in Europe, in part due to Easter falling earlier than in 2011. Overall underlying sales growth across the first half of 2012 will give a better reflection of the underlying progress of the business than the first three months.

Personal Care
In skin cleansing we grew ahead of our markets with Dove reflecting the continuing success of Dove Nutrium Moisture shower gels and the roll-out of Dove Men+Care. Lifebuoy also progressed strongly, helped by the '10 seconds germ-kill' campaign and the introduction of Lifebuoy Clini-Care10 in India. Radox performed well in the UK, helped by the success of the men's range. The launch of Simple in the US and a strong performance from Fair & Lovely helped drive growth in face care although Pond's had a slow start to the year as we transitioned to the new Age Miracle and Flawless White ranges. Vaseline performed well, continuing to benefit from the Essential Moisture hand & body range which is now in 14 markets.

Hair benefited from the rollout of our brands into new markets and strong innovation performance. Tresemmé growth is being driven by the success of the launch in Brazil and the new split ends range. Dove Damage Therapy continues to perform well and the premium Style and Care styling range has just been introduced in the United States. Clear is growing rapidly across Asia and Latin America, driven by the success of the 2011 re-launch. Axe hair is now being rolled out across Europe with good initial acceptance.

Deodorants performed well, driven by our market development activities in emerging markets, with Dove growing double digit reflecting success in both the male and female markets. Rexona Maximum Protection is being rolled out to new markets and Axe Anarchy is performing strongly. Oral growth was driven by market development activities and trading up through premium innovations, such as the recent introduction of Signal Sensitive Expert in France. The recent oral launches into new markets including Pakistan, Sri Lanka and Thailand, are progressing well.

Foods
Growth in the savoury category reflected the continued success of the Knorr baking bags and the extension of the jelly bouillon technology into gravy. Our Knorr 'Side-Kicks' range is performing well in the United States and we have launched Knorr Rice-Mate in the Philippines.

Spreads and dressings both grew strongly, driven by price and helped by the earlier Easter. The new Flora margarine made with cool-blend technology is now being rolled out across Europe. Liquid margarine ranges are doing well, driven by advertising which demonstrates new uses and the extension into variants designed for use in baking. The growth of the Hellmann's brand continues to be driven by the campaign to encourage new uses of mayonnaise.

Home Care
Robust laundry growth reflects the ongoing focus on improving the quality of our products, impactful advertising and sustained delivery from our key innovations, such as Omo with built-in pre-treaters. White space launches also contributed with successful launches of Comfort fabric conditioners in Australia, New Zealand, South Africa and the Philippines.

Household cleaners benefited from the rapid growth of Sunlight hand dishwash products in South Asia and South East Asia, the success of the Domestos Toilet System range and the introductions of Domestos in Argentina, Pakistan and Sri Lanka and of Cif in China.

Refreshment
Ice cream growth was helped by the successful launches of Magnum in North America, Malaysia and the Philippines and the introduction of the Magnum Infinity range in Europe. The earlier seasonal pipeline fill in Europe accompanied a good sell-in for Cornetto Devils & Angels and Cornetto Enigma Cookie.

Beverages growth was slower. In Brazil we saw weak volumes in soy beverages following recent significant price increases. However, the recently re-launched Lipton brand is performing well in Russia and we have just started shipments of Lipton Tea & Honey in the United States.

OPERATIONAL REVIEW: GEOGRAPHIES

	First Quarter 2012
	Turnover	USG	UVG	UPG
(unaudited)	€m	%	%	%
Unilever Total	12,144	8.4	3.5	4.7
Asia/AMET/RUB	4,823	11.2	5.0	5.9
The Americas	4,091	7.9	1.3	6.5
Europe	3,230	5.1	4.0	1.0

Asia/AMET/RUB
Strong growth, ahead of our markets, was driven by good performances in Indonesia, India, Vietnam, Saudi Arabia and Turkey. While Thailand recovered after the floods late in 2011, Japan remained sluggish. Growth rates in Russia improved and the integration of the Concern Kalina acquisition is progressing well. The rollout of the regional SAP platform continues with countries in Central Africa successfully going live at the end of the first quarter.

The Americas
North America grew by 5.0%. Volume growth was negative, but less so than our markets. Spreads and dressings grew volumes and whilst ice cream benefited from the Magnum launch, we also saw intense competition in the take-home segment. Personal Care market volumes were flat, however we continued to gain share on the back of our strong marketing programme, such as the launch of Simple.

Latin America grew by 10.9%, ahead of our markets, with particularly strong performances from Brazil and Argentina. In Colombia, the integration of the acquired laundry business is progressing well and the launch of Tresemmé in Brazil has made an excellent start.

Europe
The strong performance in the quarter reflected broad-based growth with good performances from all the major markets but against a very weak prior year comparator. European markets remain very challenging with low consumer confidence and intense competition.

FINANCIAL POSITION

There has been no material change to Unilever's financial position since the published 2011 Group financial statements.

DIVIDENDS

The Boards have declared a quarterly interim dividend for Q1 2012 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.2430

Per Unilever PLC ordinary share:	£ 0.1981

Per Unilever N.V. New York share:	US$ 0.3198

Per Unilever PLC American Depositary Receipt:	US$ 0.3198

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 24 April 2012.

The quarterly interim dividends will be payable as from 13 June 2012, to shareholders registered at close of business on 11 May 2012. The shares will go ex-dividend on 9 May 2012.

US dollar checks for the quarterly interim dividend will be mailed on 12 June 2012 to holders of record at the close of business on 11 May 2012. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2012 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend - for Q1 2012	26 April 2012	9 May 2012	11 May 2012	13 June 2012
Quarterly dividend - for Q2 2012	26 July 2012	8 August 2012	10 August 2012	12 September 2012
Quarterly dividend - for Q3 2012	25 October 2012	7 November 2012	9 November 2012	12 December 2012

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are; Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and national disasters; the sovereign debt crisis in Europe; financial risks; and failure to meet high product safety and ethical standards; managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team		Investors: Investor Relations Team
UK +44 20 7822 6010	trevor.gorin@unilever.com	+44 20 7822 6830	investor.relations@unilever.com
Or +44 20 7822 5354	lucila.zambrano@unilever.com
Or +44 20 7822 6605	paul.matthews@unilever.com
Or +44 20 7822 6597	sandra.fontano@unilever.com
NL +31 10 217 4844	flip.dotsch@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

SEGMENT INFORMATION - CATEGORIES
(unaudited)

First Quarter € million	Personal Care	Foods	Home Care	Refreshment	Total

Turnover
2011	3,525	3,382	2,013	1,937	10,857
2012	4,260	3,568	2,198	2,118	12,144

Change	20.9%	5.5%	9.2%	9.3%	11.9%
Impact of:
Exchange rates	0.6%	1.0%	(0.7)%	0.6%	0.5%
Acquisitions	9.3%	0.0%	1.0%	0.5%	3.4%
Disposals	(0.4)%	(1.4)%	(1.1)%	0.7%	(0.6)%

Underlying sales growth	10.4%	5.9%	10.0%	7.4%	8.4%
Price	4.0%	5.5%	5.1%	4.3%	4.7%
Volume	6.1%	0.4%	4.7%	2.9%	3.5%

SEGMENT INFORMATION - GEOGRAPHIES
(unaudited)

First Quarter € million	Asia / AMET / RUB	The Americas	Europe	Total

Turnover
2011	4,253	3,585	3,019	10,857
2012	4,823	4,091	3,230	12,144

Change	13.4%	14.1%	7.0%	11.9%
Impact of:
Exchange rates	0.0%	1.1%	0.2%	0.5%
Acquisitions	2.2%	5.7%	2.4%	3.4%
Disposals	(0.3)%	(1.0)%	(0.7)%	(0.6)%

Underlying sales growth	11.2%	7.9%	5.1%	8.4%
Price	5.9%	6.5%	1.0%	4.7%
Volume	5.0%	1.3%	4.0%	3.5%

Additional geographical information
(unaudited)

	First Quarter
	Turnover	USG	UVG	UPG
	€m	%	%	%
Unilever Total	12,144	8.4	3.5	4.7
Developed markets	5,441	4.2	1.7	2.4
Emerging markets	6,703	11.9	5.1	6.5

	First Quarter
	Turnover	USG	UVG	UPG
	€m	%	%	%
The Americas	4,091	7.9	1.3	6.5
North America	2,121	5.0	(0.5)	5.5
Latin America	1,970	10.9	3.1	7.5